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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date May 3, 2007	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Chief Executive Officer

NAM TAI ELECTRONICS, INC.
Q1 2007 Sales down 8%, Operating Income down 43%, EPS down 35%
VANCOUVER, CANADA — April 30, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the first quarter ended March 31, 2007.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results (Unaudited)
	Q1/07	Q1/06	YoY(%)
Net sales	$191,571	$208,358	(8.1)
Gross Profit	$17,201	$21,114	(18.5)
% of sales	9.0%	10.1%	—
Operating Income	$7,217	$12,604	(42.7)
% of sales	3.8%	6.0%	—
per share (diluted)	$0.16	$0.29	(44.8)
Net Income	$8,399	$12,465	(32.6)
% of sales	4.4%	6.0%	—
Basic earnings per share	$0.19	$0.29	(34.5)
Diluted earnings per share	$0.19	$0.29	(34.5)
Weighted average number of shares (‘000’) Basic	43,911	43,538	—
Diluted	44,804	43,641	—
FIRST QUARTER REVIEW
The electronic manufacturing services industry in which the Company operates continues to experience intense competition, particularly in sectors participating in the mobile phone supply chain. Nam Tai is not immune from such competition and its sales declined, significantly in the telecommunication components assembly (“TCA”) segment of its business. The production of flexible printed circuit (“FPC”) sub-assembly has continuously subsided since last quarter as old model items are being phased out but orders for new model items have been delayed from the original schedule. Offsetting the decline were sales increases in both LCD products and a boost in sales of consumer electronics and communication products (“CECP”) due to increasing orders of mobile phone accessories, such as Bluetooth headsets, and also optical and home entertainment products.
Nam Tai’s net sales in the first quarter of 2007 were $191.6 million, a decrease of 8.1% as compared to $208.4 million in the first quarter of 2006. Operating income in the first quarter of 2007 was $7.2 million, or $0.16 per share (diluted), a decrease of 42.7% as compared to operating income of $12.6 million, or $0.29 per share (diluted) for the same period last year. Net income in the first quarter of 2007 was $8.4 million, a decrease of 32.6% as compared to $12.5 million in the first quarter of 2006.
The Company’s financial position remains strong and net cash provided by operating activities in the first quarter of 2007 was $6.7 million. The Company ended the quarter with $209.0 million cash on hand even after capital expenditures of $2.0 million and fourth quarter dividends of $16.6 million paid to shareholders on January 21, 2007. Besides, the Company’s other financial ratios remain healthy.
COMPANY OUTLOOK
The first quarter of 2007 was a difficult one for Nam Tai. Although the competitive environment remains intense and resulting pricing pressures from customers is expected to remain a significant challenge for the electronics manufacturing services industry in the coming quarters and years, we are reviewing the possibility to improve our manufacturing efficiencies by increasing vertical integration of our FPC subassembly business and we expect which will buttress our customer service, broaden our product offerings and once past the initial learning period should provide production synergies to benefit our bottom line.
As previously announced, Nam Tai’s founder and Chairman, Mr. Koo, recently assumed the duties and responsibilities of Chief Executive Officer on a temporarily basis and has commenced a process aimed at restructuring the management of the Company. The management restructuring seeks to strengthen the quality and depth of Nam Tai’s management team, reduce costs, enhance organizational efficiency, and foster the development of new business. Such restructurings typically face resistance and take time to implement fully and therefore the results and benefits should not be expected to materialize within a short period. Further, the development of new business also takes time to mature but the Company is hopeful that improvement in results will begin to materialize in the fourth quarter of this year.
Despite the current challenges Nam Tai is proceeding with its two expansions projects, one in Wuxi, located on the East Coast of the People’s Republic of China (the “PRC”), approximately 80 miles Northwest of Shanghai, and the second in Shenzhen Guangming Hi-Tech Industrial Park, or Shenzhen Guangming, PRC. These two expansion projects mark a key milestone in our future expansion and demonstrate to our customers our long-term commitment to keep pace with the rapid growth in the high-end electronics industry. Finally, it is consistent with Nam Tai’s record of always striving to strengthen the Company’s prospects and generate even better long-term returns for our shareholders.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FIRST QUARTER OF 2007
1.	Quarterly Sales Breakdown

(In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2007	2006	(Quarterly)	(Quarterly accumulated)
1st Quarter	191,571	208,358	(8.1)	(8.1)
2nd Quarter	—	213,653	—	—
3rd Quarter	—	218,516	—	—
4th Quarter	—	229,647	—	—
Total	191,571	870,174

2.	Breakdown of Net Sales by Product Segment (as a percentage of Total Net Sales)

	2007		2006
	Q1	YTD	Q1	YTD
Segments	( %)	( %)	( %)	( %)
Consumer Electronic and Communication Products	28%	28%	17%	17%
Telecommunication Component Assembly	63%	63%	77%	77%
LCD Products	9%	9%	6%	6%
	100%	100%	100%	100%
3.	Key Highlights of Financial Position

	As at March 31,		As at December 31,
	2007	2006	2006
Cash on hand (a)	$209.0 million	$211.3 million	$221.1 million
Marketable securities	$49.1 million	$13.3 million	$24.4 million
Ratio of cash (a) to current liabilities	1.43	1.36	1.36
Current ratio	2.78	2.48	2.46
Ratio of total assets to total liabilities	3.63	3.23	3.23
Return on equity	10.4%	16.1%	13.0%
Ratio of total liabilities to equity	0.44	0.51	0.52
Debtors turnover	52 days	51 days	49 days
Inventory turnover	16 days	13 days	14 days
Average payable period	56 days	54 days	59 days
Note: (a) Includes cash equivalents.
4.	Developments in Class Action Litigation
As previously announced, oral argument on the plaintiffs’ motion for class certification was held on February 1, 2007. The court took the matter under advisement and had not ruled on the motion as of the close of business on April 27, 2007.
5.	Tele-Art/Bank of China Litigation
For information on the background and developments in our litigation seeking to recover on our claims against Tele-Art Inc. and involving the Bank of China Hong Kong Limited (“BOC”), we refer you to, and incorporate herein by the reference, the discussion under the heading “Privy Council Judgment/Bank of China Litigation” in Item 5. Operating and Financial review and Prospects beginning on page 52 of our Annual Report on Form 20-F for the year ended December 31, 2006 that we submitted to, and was received and accepted by, the Securities and Exchange Commission (the “SEC”) on March 16, 2007 (the “Form 20-F”) and filed with the SEC on March 19, 2007.
Since filing our Form 20-F, and in compliance with the November 2006 decision of the Privy Council of the United Kingdom, we reinstated the 1,017,149 of our common shares we previously redeemed from Tele-Art Inc., registered them on our stock register in the name of BOC and delivered share certificates for them to BOC. To our knowledge, BOC has yet to sell or take any other action with respect to these shares and continues to hold them. Accordingly, we are still not in position to record, any value in our financial statements to a potential recovery on each of our unsecured claims against Tele-Art Inc.’s estate in liquidation. In an effort to resolve these uncertainties relating to BOC’s intentions, Nam Tai has contacted, and will continue to contact, BOC to hold BOC accountable so that BOC promptly effects sales of the subject shares and properly accounts for the basis of its claim and any excess proceeds or shares.

6.	Investment in TCL Corporation
As announced on April 24, 2007, the Company, through a subsidiary of its Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) disposed of all of its 80,600,173 A Shares of TCL Corporation on April 20 and April 23, 2007 on the market of Shenzhen Stock Exchange at an aggregated total consideration of approximately $54 million and resulting in an one-off gain of approximately $30 million (after deducting the portion attributable to minority interests but before other expenses). The net proceeds of the disposals has already been remitted to our bank account as term deposit. For more details, please refer to the NTEEP’s announcement dated April 24, 2007 which are available in the website of NTEEP at http://www.namtaieep.com.hk.
FIRST QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, April 30, 2007 at 8:00 a.m. Eastern Time for analysts to discuss the first quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0718 just prior to its start time.
DIVIDENDS
The first quarter dividend of $0.21 per share was paid on or about April 21, 2007. The record date for the second quarter dividend of $0.21 per share is June 30, 2007 and the payment date is on or before July 21, 2007. The payment dates for the third and forth quarters are scheduled to be on or before the 21st of October, 2007 and January, 2008, respectively.
ANNUAL MEETING OF SHAREHOLDERS
The Company will hold its Annual Meeting of Shareholders at 11:30 a.m. (ET) on Friday, June 8, 2007 at The Peninsula New York, Tribeca Room, 3rd Fl, 700 Fifth Avenue at 55th St, New York, NY. The record date for voting is April 25, 2007.
At the Annual Meeting of Shareholders, among other items, shareholders will be asked to vote for the Board of Directors slate of director nominees which includes Charles Chu, Peter R. Kellogg, Ming Kown Koo, William Lo, and Mark Waslen. The Company is pleased that Mr. Koo, the Company’s founder, has agreed to remain on the Company’s board of directors. On August 1, 2006 he had previously announced his intention to retire from the Board of Directors at the end of his current term.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements concerning management’s optimism regarding Nam Tai’s long-term prospects, management’s estimates of when its expansion projects to increase capacity will begin construction or will be available for production, the benefits expected from vertically integrating the manufacture of FPC boards, among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect our views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether management’s optimism regarding Nam Tai’s long-term prospects will realized, whether the Company can or will be able to meet the stages of its planned expansion by the dates currently expected, whether expectations of benefits from having an in-house manufacturing capability for FPC boards will be achieved or result in increased sales volumes or whether increased orders for its products generally, if received, can be handled by the planned increases in capacity, whether Nam Tai capital expenditures to achieve expanded capacity will result in material increases in revenues or result in increased or any profit, will depend upon future sales orders, Nam Tai’s ability to contain manufacturing costs and the actual level of capital expenditures required for each of the planned expansion projects. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange rates; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed to permit expansion or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include the failure of our growth, if any, or operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale or availability for sale, of the Redeemed Shares by BOC or Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or on e or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of April 27, 2007. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies .
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED MARCH 31, 2007 AND 2006
(In Thousands of US Dollars except share and per share data)

	Unaudited
	Three months ended
	March 31
	2007	2006

Net sales	$191,571	$208,358
Cost of sales	174,370	187,244

Gross profit	17,201	21,114

Costs and expenses
Selling, general and administrative expenses	7,807	6,574
Research and development expenses	2,177	1,936

	9,984	8,510

Operating income	7,217	12,604

Other expenses – net	(466)	(207)
Interest income	2,171	1,756
Interest expense	(101)	(157)

Income before income tax and minority interests	8,821	13,996
Income tax credit (expenses)	1,588	(79)

Income before minority interests	10,409	13,917
Minority interests	(2,010)	(1,452)

Net income	$8,399	$12,465

Earnings per share
Basic	$0.19	$0.29

Diluted	$0.19	$0.29

Weighted average number of shares (‘000’)
Basic	43,911	43,538
Diluted	44,804	43,641

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006
(In Thousands of US Dollars)

	Unaudited	Audited
	March 31	December 31
	2007	2006

ASSETS		(note)
Current assets:
Cash and cash equivalents	$208,979	$221,084
Marketable securities	49,107	24,360
Accounts receivable, net	108,354	117,561
Inventories	31,084	30,894
Prepaid expenses and other receivables	2,761	2,503
Income tax recoverable	4,514	4,316

Total current assets	404,799	400,718

Property, plant and equipment, net	99,756	102,721
Land use right	2,655	2,673
Deposits for property, plant and equipment	452	609
Deposits for land use right	2,885	2,880
Goodwill	18,476	18,476
Deferred tax assets	1,702	—
Other assets	1,158	1,158

Total assets	$531,883	$529,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$5,422	$4,516
Long-term bank loans – current portion	1,750	1,750
Accounts payable	107,877	125,893
Accrued expenses and other payables	15,522	13,649
Dividend payable	9,409	16,639
Deferred tax liabilities	5,571	—
Income tax payable	166	166

Total current liabilities	145,717	162,613

Long-term bank loans – non-current portion	662	1,100

Total liabilities	146,379	163,713

Minority interests	56,073	48,428

Shareholders’ equity:
Common shares	448	438
Reinstatement of redeemed shares	—	17,159
Additional paid-in capital	281,603	264,393
Retained earnings	24,020	25,030
Accumulated other comprehensive income (Note 1)	23,360	10,074

Total shareholders’ equity	329,431	317,094

Total liabilities and shareholders’ equity	$531,883	$529,235

Note:	Information extracted from the audited financial statements included in the 2006 Form 20-F of the Company filed on March 19, 2007.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2007 AND 2006
(In Thousands of US Dollars)

	Unaudited
	Three months ended
	March 31
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$8,399	$12,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment and land use right	5,024	4,729
Net loss (gain) on disposal of property, plant and equipment	7	(143)
Share-based compensation expenses	87	79
Minority interests	2,010	1,452
Deferred income tax credit	(1,983)	—
Changes in current assets and liabilities:
Decrease in accounts receivable	9,207	10,106
(Increase) decrease in inventories	(190)	4,731
Increase in prepaid expenses and other receivables	(258)	(1,862)
Increase in income tax recoverable	(198)	(683)
Increase (decrease) in notes payable	906	(528)
Decrease in accounts payable	(18,016)	(11,498)
Increase (decrease) in accrued expenses and other payables	1,873	(1,278)
Others	(124)	(193)

Total adjustments	(1,655)	4,912

Net cash provided by operating activities	$6,744	$17,377

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,048)	(2,969)
Decrease (increase) in deposits for purchase of property, plant and equipment	157	(4,119)
Increase in deposits for land use right	(5)	—
Decrease in other assets	—	166
Proceeds from disposal of property, plant and equipment	—	148
Acquisition of additional shares in subsidiaries	—	(2,120)

Net cash used in investing activities	$(1,896)	$(8,894)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(16,639)	$(14,357)
Repayment of bank loans	(438)	(1,005)
Proceeds from bank loans	—	1,652
Proceeds from shares issued on exercise of options	—	2,464

Net cash used in financing activities	$(17,077)	$(11,246)

Net decrease in cash and cash equivalents	(12,229)	(2,763)
Cash and cash equivalents at beginning of period	221,084	213,843
Effect of exchange rate changes on cash and cash equivalents	124	193

Cash and cash equivalents at end of period	$208,979	$211,273

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

FOR THE PERIODS ENDED MARCH 31, 2007 AND 2006
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain on marketable securities. The comprehensive income of the Company was $21,685 and $12,538 for the three months ended March 31, 2007 and March 31, 2006, respectively.
2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronic and Communication Products (“CECP”) segment, Telecommunication Component Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited
	Three months ended
	March 31
	2007	2006

NET SALES:
- CECP	$54,559	$35,170
- TCA	120,162	160,570
- LCDP	16,850	12,618

Total net sales	$191,571	$208,358

NET INCOME:
- CECP	$4,583	$2,831
- TCA	4,021	8,902
- LCDP	195	543
- Corporate	(400)	189

Total net income	$8,399	$12,465

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2007	2006

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$220,954	$181,634
- TCA	150,774	170,129
- LCDP	59,655	58,172
- Corporate	100,500	119,300

Total assets	$531,883	$529,235

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited
	Three months ended
	March 31
	2007	2006

NET SALES FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	191,571	208,358
Intercompany sales	107	159

- Intercompany eliminations	(107)	(159)

Total net sales	$191,571	$208,358

NET INCOME WITHIN:
- PRC, excluding Hong Kong & Macao	$4,000	$4,461
- Macao	5,300	9,943
- Hong Kong	(901)	(1,939)

Total net income	$8,399	$12,465

	Unaudited	Audited
	Mar. 31,	Dec. 31,
	2007	2006

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$102,175	$105,123
- Macao	31	39
- Hong Kong	205	232

Total long-lived assets	$102,411	$105,394